SUB-ITEM 77E

              INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND

                               LEGAL PROCEEDINGS

SETTLED REGULATORY ENFORCEMENT ACTIONS AND INVESTIGATIONS RELATED TO MARKET
TIMING

     On October 8, 2004, Invesco Advisers, Inc. (Invesco), successor by merger to Invesco Aim Advisors, Inc. and INVESCO Funds Group, Inc. (IFG), both former investment advisers, along with Invesco Aim Distributors, n/k/a Invesco Distributors, Inc. (Invesco Distributors) reached final settlements with certain regulators, including the Securities and Exchange Commission (SEC), the New York Attorney General and the Colorado Attorney General, to resolve civil enforcement actions and/or investigations related to market timing and related activity in the AIM Funds (n/k/a the Invesco Funds), including those formerly advised by IFG. As part of the settlements, a $325 million fair fund ($110 million of which is civil penalties) was created to compensate shareholders harmed by market timing and related activity in funds formerly advised by IFG. Additionally, Invesco and Invesco Distributors created a $50 million fair fund ($30 million of which is civil penalties) to compensate shareholders harmed by market timing and related activity in funds advised by Invesco, which was done pursuant to the terms of the settlement. The methodology of the fair funds distributions was determined by Invesco's independent distribution consultant (IDC Plan), in consultation with Invesco and the independent trustees of the Invesco Funds, and approved by the SEC on May 23, 2008.

     The IDC Plan provides for distribution to all eligible investors for the periods spanning January 1, 2000 through July 31, 2003 (for the IFG Fair Fund) and January 1, 2001 through September 30, 2003 (for the AIM Fair Fund), their proportionate share of the applicable Fair Fund to compensate such investors for injury they may have suffered as a result of market timing in the affected funds. The IDC Plan includes a provision for any residual amounts in the Fair Funds to be distributed in the future to the affected funds. Further details regarding the IDC Plan and distributions thereunder are available on Invesco's Web site, available at http://www.invesco.com/us.

     On August 30, 2005, the West Virginia Office of the State Auditor - Securities Commission (WVASC) issued a Summary Order to Cease and Desist and Notice of Right to Hearing to Invesco and Invesco Distributors (collectively, Invesco) (Order No. 05-1318). The WVASC made findings of fact that Invesco allegedly entered into certain arrangements permitting market timing of the Invesco Funds and failed to disclose these arrangements in the prospectuses for such Funds, and conclusions of law to the effect that Invesco violated the West Virginia securities laws. The WVASC ordered Invesco to cease any further violations and sought to impose monetary sanctions, including restitution to affected investors, disgorgement of fees, reimbursement of investigatory, administrative and legal costs and an "administrative assessment" to be determined by the Commissioner. Invesco is not aware of any further efforts by WVASC to pursue the prosecution of this matter. Invesco settled all other regulatory investigations related to market timing, resulting in: 1) affected shareholders receiving restitution; 2) Invesco paying disgorgement and civil penalties; and 3) Invesco taking remedial actions to prevent market timing. Accordingly, Invesco considers this matter resolved.


OTHER ACTIONS INVOLVING INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND

IN RE: TOUSA, INC. ET AL., DEBTORS. OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF TOUSA, INC., ET AL., PLAINTIFF, V. CITICORP NORTH AMERICA, INC. ET AL., DEFENDANTS. The Fund is part of a group of defendants (Lenders) that have been named in an adversary proceeding pending in the Bankruptcy Court of the Southern District of Florida, brought in connection with the bankruptcy proceeding styled In re: TOUSA, Inc. et al.,, filed on July 14, 2008, by the Official Committee of Unsecured Creditors of TOUSA, Inc. et al., home building companies to which the Lenders loaned money through different lending facilities. An amended complaint was filed on October 17, 2008. Plaintiff alleges that monies used to repay the Lenders or allocated to repay the Lenders should be avoided as fraudulent and preferential transfers under the bankruptcy laws. More specifically, Plaintiff alleges that

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                                                                    SUB-ITEM 77E

subsidiaries of the home building companies were allegedly forced to become co-borrowers and guarantors of the monies used/allocated to repay the Lenders, and that the subsidiaries did not receive fair consideration or reasonably equivalent value for incurring those obligations. Plaintiff seeks to avoid the transfers and other equitable relief. The Fund, along with numerous other defendants hereafter referred to as the Senior Transeastern Lenders, is named in two separate lending capacities. The first capacity is in connection with the Fund's position as a lender in a revolving credit agreement and the second capacity is in connection with its position as lenders in a term loan. The case went to trial on October 13, 2009, resulting in the Bankruptcy Court rendering final judgment and requiring Lenders to post bonds equal to 110% of damages and disgorgement against them. Bonds were posted in December 12, 2009. On May 28, 2010, the Bankruptcy Court entered an order for revolving credit lenders to pay additional interest in connection with damages awarded against them. On July 13, 2010, Bankruptcy Court entered an order setting amounts of disgorgement awards against term loan lenders. The Senior Transeastern Lenders, including the Funds, appealed to district court. Oral argument on the appeal of the Final Judgment was heard on October 22, 2010. Objections to the disclosure statement were filed with the Bankruptcy Court on behalf of Debtors and the United States Trustee on December 20, 2010, and December 23, 2010, respectively. On February 11, 2011, the District Court issued an order that: 1) quashed the Bankruptcy Court's Order as it relates to the liability of the Senior Transeastern Lenders; 2) made null and void the Bankruptcy Court's imposition of remedies as to the Senior Transeastern Lenders; 3) discharged all bonds deposited by Senior Transeastern Lenders, unless any further appeals are filed, in which case the bonds would remain in effect pending resolution of appeals; 4) dismissed as moot additional appeal proceedings of the Senior Transeastern Lenders that were contingent upon the District Court's decision concerning liability; and 5) closed all District Court appeal proceedings concerning the Senior Transeastern Lenders. This matter is pending the results of multiple appeals.

At the present time, management of Invesco and the Invesco Funds are unable to estimate the impact, if any, that the outcome of the matters described herein may have on Invesco, Invesco Distributors or the Invesco Funds.

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